FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets
The table below sets out the Group's financial asset exposures by caption, both gross and net of offset and netting arrangements.

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Net exposure
30 June 2012	£m	£m	£m	£m	£m

Cash balances at central banks	78,647	-	78,647	-	78,647
Reverse repos	144,465	(46,564)	97,901	(13,212)	84,689
Lending	474,401	-	474,401	(41,151)	433,250
Debt securities	187,626	-	187,626	-	187,626
Equity shares	13,091	-	13,091	-	13,091
Derivatives	910,996	(424,564)	486,432	(445,980)	40,452
Settlement balances	21,644	(6,332)	15,312	(3,090)	12,222
Other financial assets	1,490	-	1,490	-	1,490

Total excluding disposal groups	1,832,360	(477,460)	1,354,900	(503,433)	851,467

Total including disposal groups	1,852,702	(477,460)	1,375,242	(503,433)	871,809
Short positions	(38,376)	-	(38,376)	-	(38,376)

Net of short positions	1,814,326	(477,460)	1,336,866	(503,433)	833,433

31 December 2011

Cash balances at central banks	79,269	-	79,269	-	79,269
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending	497,982	-	497,982	(41,129)	456,853
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,183	-	15,183	-	15,183
Derivatives	1,074,109	(544,491)	529,618	(478,848)	50,770
Settlement balances	9,130	(1,359)	7,771	(2,221)	5,550
Other financial assets	1,309	-	1,309	-	1,309

Total excluding disposal groups	2,024,601	(583,455)	1,441,146	(537,444)	903,702

Total including disposal groups	2,044,678	(583,455)	1,461,223	(537,444)	923,779
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,003,639	(583,455)	1,420,184	(537,444)	882,740

Notes:
(1)	Relates to offset arrangements that comply with IFRS criteria.
(2)
This reflects the amounts by which the Group's credit risk is reduced through arrangements such as master netting agreements and current account pooling. In addition the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repo and derivative transactions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Key points
.
Financial asset net exposures excluding disposal groups decreased by £52 billion or 6% to £851 billion, reflecting the Group's focus on reducing its funded balance sheet, primarily in Non-Core, Markets and International Banking.

·	Reductions in lending (£24 billion), debt securities (£21 billion) and derivatives (£10 billion) were partially offset by higher seasonal settlement balances (£7 billion).

·
Exposures to central and local governments decreased by £15 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reduction in respect of eurozone exposures.

·	Exposure to financial institutions was £14 billion lower, across securities, loans and derivatives.

·	Within lending:
○ UK Retail increased its lending to homeowners, including first-time buyers, whilst unsecured lending balances fell.
○ UK Corporate reduced its Core commercial real estate lending by £1.8 billion, contributing to the decrease in Core property and construction exposure.
○
Non-Core continued to make significant progress on its balance sheet strategy and lending declined across all sectors, principally property and construction, where commercial real estate lending decreased by £3.9 billion, reflecting repayments and asset sales.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration
The table below analyses balance sheet financial assets on the balance sheet by sector.

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Offset	Total net exposure
			Core	Non-Core	Total	Debt	Equities
	30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	1,025	9,278	1,384	10,662	112,176	326	6,024	1,462	131,675	2,983	128,692
Finance	- banks	37,705	39,152	403	39,555	12,091	-	360,323	78,647	528,321	374,497	153,824
	- other	58,798	43,123	2,994	46,117	57,156	5,362	97,218	14,980	279,631	115,590	164,041
Personal	- mortgages	-	140,814	3,537	144,351	-	-	3	-	144,354	1	144,353
	- unsecured	-	30,416	1,223	31,639	-	-	7	56	31,702	16	31,686
	Property and construction	-	43,315	36,390	79,705	1,077	541	4,692	1	86,016	2,803	83,213
	Manufacturing	322	21,928	3,839	25,767	744	789	3,230	56	30,908	2,415	28,493
	Finance leases (2)	-	8,834	5,262	14,096	13	2	43	-	14,154	-	14,154
	Retail, wholesale and repairs	-	20,080	1,869	21,949	436	1,203	983	12	24,583	1,515	23,068
	Transport and storage	-	15,384	4,065	19,449	592	186	3,732	-	23,959	482	23,477
	Health, education and leisure	6	12,936	969	13,905	291	299	892	-	15,393	930	14,463
	Hotels and restaurants	-	6,900	1,017	7,917	191	29	483	-	8,620	381	8,239
	Utilities	-	6,382	1,676	8,058	1,411	479	3,403	8	13,359	935	12,424
	Other	45	28,100	3,428	31,528	2,564	4,005	5,399	227	43,768	885	42,883

	Total gross of provisions	97,901	426,642	68,056	494,698	188,742	13,221	486,432	95,449	1,376,443	503,433	873,010
	Provisions	-	(8,944)	(11,353)	(20,297)	(1,116)	(130)	-	-	(21,543)	n/a	(21,543)

	Total excluding disposal groups	97,901	417,698	56,703	474,401	187,626	13,091	486,432	95,449	1,354,900	503,433	851,467
	Disposal groups	-	18,609	1,179	19,788	-	36	376	142	20,342	-	20,342

	Total including disposal groups	97,901	436,307	57,882	494,189	187,626	13,127	486,808	95,591	1,375,242	503,433	871,809

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration (continued)

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Offset	Total net exposure
			Core	Non-Core	Total	Debt	Equities
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	2,247	8,359	1,383	9,742	126,604	328	5,541	641	145,103	1,098	144,005
Finance	- banks	39,345	43,374	619	43,993	16,940	-	400,261	79,269	579,808	407,457	172,351
	- other	58,478	46,452	3,229	49,681	60,453	5,618	97,732	7,437	279,399	119,717	159,682
Personal	- mortgages	-	138,509	5,102	143,611	-	-	48	-	143,659	-	143,659
	- unsecured	-	31,067	1,556	32,623	-	-	52	52	32,727	7	32,720
	Property and construction	-	45,485	40,736	86,221	623	228	5,545	1	92,618	2,413	90,205
	Manufacturing	254	23,201	4,931	28,132	664	1,938	3,786	306	35,080	2,214	32,866
	Finance leases (2)	-	8,440	6,059	14,499	145	2	75	-	14,721	16	14,705
	Retail, wholesale and repairs	-	21,314	2,339	23,653	645	2,652	1,134	18	28,102	1,671	26,431
	Transport and storage	436	16,454	5,477	21,931	539	74	3,759	-	26,739	241	26,498
	Health, education and leisure	-	13,273	1,419	14,692	310	21	885	-	15,908	973	14,935
	Hotels and restaurants	-	7,143	1,161	8,304	116	5	671	-	9,096	184	8,912
	Utilities	-	6,543	1,849	8,392	1,530	554	3,708	30	14,214	450	13,764
	Other	174	28,374	4,017	32,391	2,899	3,904	6,421	595	46,384	1,003	45,381

	Total gross of provisions	100,934	437,988	79,877	517,865	211,468	15,324	529,618	88,349	1,463,558	537,444	926,114
	Provisions	-	(8,414)	(11,469)	(19,883)	(2,388)	(141)	-	-	(22,412)	n/a	(22,412)

	Total excluding disposal groups	100,934	429,574	68,408	497,982	209,080	15,183	529,618	88,349	1,441,146	537,444	903,702
	Disposal groups	-	18,677	815	19,492	-	5	439	597	20,533	-	20,533

	Total including disposal groups	100,934	448,251	69,223	517,474	209,080	15,188	530,057	88,946	1,461,679	537,444	924,235

Notes:
(1)	Government comprises central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality
The following table analyses the Group's financial assets excluding debt securities and off-balance sheet exposures by internal asset quality ratings. For further details on internal asset quality ratings refer to page 172 of the Group's 2011 Annual Report and Accounts. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 161.

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	78,237	66,190	117,859	9,484	441,743	789	69,359	12,228	795,889
AQ2	155	2,282	13,375	457	8,174	-	22,739	3,459	50,641
AQ3	153	2,630	27,806	858	8,725	17	22,571	4,210	66,970
AQ4	31	1,778	99,384	2,650	15,846	-	39,065	6,089	164,843
AQ5	64	1,538	98,231	540	5,712	26	34,170	3,534	143,815
AQ6	3	168	40,548	97	1,776	-	16,136	1,685	60,413
AQ7	2	151	37,035	4	2,037	-	16,605	1,214	57,048
AQ8	1	140	14,811	76	834	-	4,474	248	20,584
AQ9	1	379	17,672	164	984	274	2,938	1,116	23,528
AQ10	-	-	1,006	3	601	-	1,348	191	3,149
Past due	-	-	9,848	979	-	-	-	-	10,827
Impaired	-	138	37,764	-	-	414	-	-	38,316
Impairment provision	-	(119)	(20,178)	-	-	(30)	-	-	(20,327)

	78,647	75,275	495,161	15,312	486,432	1,490	229,405	33,974	1,415,696

31 December 2011

AQ1	78,592	74,192	113,437	4,582	481,622	556	75,356	14,076	842,413
AQ2	342	1,881	15,622	93	8,177	-	24,269	3,154	53,538
AQ3	196	1,981	32,830	546	10,819	-	23,471	4,427	74,270
AQ4	19	1,612	103,617	760	14,421	-	40,071	5,847	166,347
AQ5	90	1,261	112,537	79	6,516	45	34,593	4,301	159,422
AQ6	9	188	47,892	46	2,221	-	17,153	1,662	69,171
AQ7	8	432	31,379	13	2,393	-	19,163	1,037	54,425
AQ8	7	30	11,871	19	1,252	-	4,159	276	17,614
AQ9	5	83	16,006	4	1,150	320	2,286	943	20,797
AQ10	1	164	570	6	1,047	-	2,354	221	4,363
Past due	-	2	10,995	1,623	-	-	-	-	12,620
Impaired	-	137	38,610	-	-	414	-	-	39,161
Impairment provision	-	(123)	(19,760)	-	-	(26)	-	-	(19,909)

	79,269	81,840	515,606	7,771	529,618	1,309	242,875	35,944	1,494,232

For the note to this table refer to page 158.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality (continued)

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Core
AQ1	78,173	65,926	107,587	9,465	438,643	789	67,957	11,887	780,427
AQ2	154	2,259	12,041	457	7,526	-	22,458	3,434	48,329
AQ3	8	2,630	23,042	858	8,445	17	22,112	4,113	61,225
AQ4	29	1,778	93,999	2,645	14,656	-	38,479	5,992	157,578
AQ5	63	1,538	92,594	521	4,911	26	33,409	3,335	136,397
AQ6	3	167	37,404	97	1,165	-	15,158	1,635	55,629
AQ7	2	105	31,642	4	1,078	-	15,417	1,151	49,399
AQ8	1	140	11,082	76	694	-	4,397	172	16,562
AQ9	1	310	13,830	164	438	274	2,219	1,067	18,303
AQ10	-	-	598	3	415	-	788	154	1,958
Past due	-	-	8,773	979	-	-	-	-	9,752
Impaired	-	137	15,005	-	-	414	-	-	15,556
Impairment provision	-	(118)	(8,826)	-	-	(30)	-	-	(8,974)

	78,434	74,872	438,771	15,269	477,971	1,490	222,394	32,940	1,342,141

31 December 2011

AQ1	78,534	73,689	94,704	4,566	477,746	468	69,220	13,247	812,174
AQ2	342	1,877	13,970	91	7,500	-	23,404	3,122	50,306
AQ3	56	1,967	30,082	546	10,360	-	22,319	4,354	69,684
AQ4	18	1,557	97,001	759	13,475	-	38,808	5,655	157,273
AQ5	90	1,256	105,392	79	5,087	45	33,226	4,092	149,267
AQ6	9	140	41,476	46	1,987	-	16,118	1,634	61,410
AQ7	8	432	27,114	13	796	-	17,514	949	46,826
AQ8	7	20	9,857	19	666	-	4,068	236	14,873
AQ9	5	83	11,515	4	592	272	1,769	898	15,138
AQ10	1	164	264	6	339	-	1,274	180	2,228
Past due	-	2	9,451	1,623	-	-	-	-	11,076
Impaired	-	136	15,170	-	-	413	-	-	15,719
Impairment provision	-	(122)	(8,292)	-	-	(25)	-	-	(8,439)

	79,070	81,201	447,704	7,752	518,548	1,173	227,720	34,367	1,397,535

For the note to this table refer to page 158.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality (continued)

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	64	264	10,272	19	3,100	-	1,402	341	15,462
AQ2	1	23	1,334	-	648	-	281	25	2,312
AQ3	145	-	4,764	-	280	-	459	97	5,745
AQ4	2	-	5,385	5	1,190	-	586	97	7,265
AQ5	1	-	5,637	19	801	-	761	199	7,418
AQ6	-	1	3,144	-	611	-	978	50	4,784
AQ7	-	46	5,393	-	959	-	1,188	63	7,649
AQ8	-	-	3,729	-	140	-	77	76	4,022
AQ9	-	69	3,842	-	546	-	719	49	5,225
AQ10	-	-	408	-	186	-	560	37	1,191
Past due	-	-	1,075	-	-	-	-	-	1,075
Impaired	-	1	22,759	-	-	-	-	-	22,760
Impairment provision	-	(1)	(11,352)	-	-	-	-	-	(11,353)

	213	403	56,390	43	8,461	-	7,011	1,034	73,555

31 December 2011

AQ1	58	503	18,733	16	3,876	88	6,136	829	30,239
AQ2	-	4	1,652	2	677	-	865	32	3,232
AQ3	140	14	2,748	-	459	-	1,152	73	4,586
AQ4	1	55	6,616	1	946	-	1,263	192	9,074
AQ5	-	5	7,145	-	1,429	-	1,367	209	10,155
AQ6	-	48	6,416	-	234	-	1,035	28	7,761
AQ7	-	-	4,265	-	1,597	-	1,649	88	7,599
AQ8	-	10	2,014	-	586	-	91	40	2,741
AQ9	-	-	4,491	-	558	48	517	45	5,659
AQ10	-	-	306	-	708	-	1,080	41	2,135
Past due	-	-	1,544	-	-	-	-	-	1,544
Impaired	-	1	23,440	-	-	1	-	-	23,442
Impairment provision	-	(1)	(11,468)	-	-	(1)	-	-	(11,470)

	199	639	67,902	19	11,070	136	15,155	1,577	96,697

Note:
(1)	Excludes items in the course of collection from other banks of £1,866 million (31 December 2011 - £1,470 million).

Key points
·	Overall the asset quality of the Group's exposures was broadly maintained despite the difficult external conditions in the UK and ongoing eurozone concerns.

·	The high proportion of AQ1 exposures in Core included reverse repos and derivatives, most of which are transacted with investment-grade market counterparties.

·
Impaired and past due assets comprise more than 30% of Non-Core balances. Continued weakness in commercial real estate market overall and difficult conditions in Ireland were significant contributors to this.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities
The table analyses debt securities by issuer and IFRS measurement classifications.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	6,378	19,583	36,622	2,478	24,701	2,432	92,194	23,298
Designated as at fair value	1	-	125	77	661	9	873	558
Available-for-sale	11,888	20,077	17,489	9,290	27,989	2,603	89,336	34,344
Loans and receivables	9	-	4	246	4,505	459	5,223	4,501

Long positions	18,276	39,660	54,240	12,091	57,856	5,503	187,626	62,701

Of which US agencies	-	5,982	-	-	27,421	-	33,403	31,748

Short positions (HFT)	(2,265)	(10,706)	(17,644)	(2,452)	(2,100)	(1,165)	(36,332)	(3,620)

Available-for-sale
Gross unrealised gains	1,353	1,306	1,110	76	682	121	4,648	694
Gross unrealised losses	-	(1)	(77)	(694)	(1,589)	(15)	(2,376)	(2,257)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	30 June 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	11,888	20,077	17,489	49,454	13,436	20,848	25,552	59,836
Banks	1,072	338	7,880	9,290	1,391	376	11,408	13,175
Other financial institutions	2,975	14,338	10,676	27,989	3,100	17,453	11,199	31,752
Corporate	1,151	443	1,009	2,603	1,105	131	1,299	2,535

Total	17,086	35,196	37,054	89,336	19,032	38,808	49,458	107,298

Of which ABS	3,676	17,245	13,423	34,344	3,659	20,256	16,820	40,735

AFS reserves (gross)	916	756	(1,516)	156	845	486	(1,815)	(484)

Note:
(1)	Includes eurozone countries as detailed in the Country risk section of this report.

Key points
·
Debt securities decreased by £21.5 billion or 10% in H1 2012, £18.0 billion in AFS across the Group and £2.9 billion of HFT positions in Markets reflecting a combination of de-risking strategies and balance sheet management.

·
HFT: the £2.9 billion decrease comprised £3.0 billion of government, £0.9 billion of banks and £0.5 billion of corporate bonds, partially offset by a £1.5 billion increase in bonds issued by other financial institutions. Disposals of UK government bonds of £2.6 billion in Markets, reflected balance sheet management strategy. Danish and German positions increased by £1.3 billion respectively, whilst French bond holdings reduced by £2.6 billion. The increase in US financial institution bonds of £0.9 billion related to RMBS G10 bonds, reflecting the purchase of high demand mortgage pools.

·
AFS: decreased by £18.0 billion, comprising £10.4 billion relating to central and local government, £3.9 billion relating to banks and £3.8 billion of other financial institution bonds. UK government bonds fell by £1.5 billion due to disposals and a change in the Direct Line Group investment strategy in Q1 2012. Disposals from the Group Treasury liquidity portfolio resulted in lower government bonds, primarily German and French (£4.9 billion). Japanese government bonds fell by £2.2 billion reflecting a reduced collateral requirement following a change in clearing status from direct (self-clearing) to agency. Bank bonds decreased by £3.9 billion of which £1.8 billion related to Spanish covered bonds in Group Treasury and lower positions in Australian and German securities reflected the close out of positions and maturities respectively. Non-Core disposals led to a £2.1 billion reduction in ABS issued by SPVs.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor's, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
30 June 2012	£m	£m	£m	£m	£m	£m	£m		£m

AAA	18,276	43	20,423	2,389	12,136	170	53,437	29	11,183
AA to AA+	-	39,597	8,833	1,461	32,061	653	82,605	44	36,498
A to AA-	-	18	17,168	3,292	3,795	1,722	25,995	14	3,521
BBB- to A-	-	-	7,070	4,209	4,390	1,423	17,092	9	7,457
Non-investment grade	-	-	732	395	3,978	908	6,013	3	3,231
Unrated	-	2	14	345	1,496	627	2,484	1	811

	18,276	39,660	54,240	12,091	57,856	5,503	187,626	100	62,701

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
·
AAA rated debt securities decreased as France and Austria were downgraded to AA+ and the Group reduced its holdings of UK government bonds. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during the half year.

·	The decrease in A to AA- debt securities related to further downgrades of Italy and Spain to BBB+ and A- respectively and a downgrade of selected bank ratings.

·	Non-investment grade and unrated debt securities accounted for 4% of the portfolio at 30 June 2012.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)

Asset-backed securities
The table below summarises the rating levels of ABS carrying values.

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	2,530	3,030	1,472	41	875	372	119	1,457	153	1,134	11,183
AA to AA+	31,978	746	88	42	201	1,191	6	1,362	329	555	36,498
A to AA-	191	443	317	46	162	1,020	86	259	-	997	3,521
BBB- to A-	1,157	46	94	115	4,360	305	51	268	8	1,053	7,457
Non-investment grade	20	610	495	356	63	510	469	168	-	540	3,231
Unrated	-	142	7	57	-	34	96	225	-	250	811

	35,876	5,017	2,473	657	5,661	3,432	827	3,739	490	4,529	62,701

Of which in Non-Core	-	722	407	166	-	843	602	3,104	-	1,541	7,385

31 December 2011

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

Notes:
(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Derivatives
The table below analyses the fair value of the Group's derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

	30 June 2012
	Notional							31 December 2011
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
Contract type	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (1)	5,196	12,619	10,343	6,938	35,096	400,528	383,108	38,722	422,156	406,709
Exchange rate	388	1,947	813	1,887	5,035	61,768	70,794	4,479	74,492	80,980
Credit	118	432	261	18	829	18,475	17,477	1,054	26,836	26,743
Other (2)	15	47	40	34	136	5,661	9,366	123	6,134	9,551

						486,432	480,745		529,618	523,983
Counterparty mtm netting						(408,500)	(408,500)		(441,626)	(441,626)
Cash collateral						(37,480)	(29,935)		(37,222)	(31,368)
Securities collateral						(4,277)	(7,243)		(5,312)	(8,585)

						36,175	35,067		45,458	42,404

Notes:
(1)	Interest rate notional includes £15,436 billion (31 December 2011 - £16,377 billion) relating to contracts with central clearing houses.
(2)	Other comprises equity and commodity derivatives.

Key points
·
Net exposure, after taking account of position and collateral netting arrangements, decreased by 20% (liabilities decreased by 17%) due to lower derivative fair values, driven by market movements, including foreign exchange rates and increased use of compression trades.

·
Interest rate contracts decreased due to the increased use of compression trades reflecting a greater number of market participants and hence trade-matching and the effect of exchange rate movements. This was partially offset by a decrease in clearing house netting.

·	The decrease in exchange rate contracts reflected the impact of exchange rate movements, partially offset by higher trade volumes.

·
Credit derivative fair values and notionals decreased due to a managed risk reduction in particular in Non-Core and an increase in compression trades. Refer to the table that follows for additional analysis on bought and sold credit derivatives.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group's credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group's bought and sold protection.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	298.4	285.5	9.0	8.5	401.0	390.5	17.0	16.5
Credit hedging - banking book (1)	9.5	1.0	0.1	-	15.6	4.7	0.1	0.1
Credit hedging - trading book
- rates	18.8	16.1	1.0	1.1	21.2	17.1	0.9	1.7
- credit and mortgage markets	47.3	37.5	2.0	1.6	42.9	28.4	2.3	1.7
- other	1.2	0.2	0.1	-	0.9	0.1	-	-

Total excluding APS	375.2	340.3	12.2	11.2	481.6	440.8	20.3	20.0
APS	113.1	-	-	-	131.8	-	(0.2)	-

	488.3	340.3	12.2	11.2	613.4	440.8	20.1	20.0

Core

Client-led trading	275.4	271.2	7.9	7.6	371.0	369.4	14.6	14.0
Credit hedging - banking book	2.3	0.2	-	-	2.2	1.0	-	0.1
Credit hedging - trading book
- rates	17.5	15.3	0.9	1.1	19.9	16.2	0.9	1.7
- credit and mortgage markets	14.4	13.8	0.4	0.4	4.6	4.0	0.3	0.2
- other	1.0	0.1	0.1	-	0.7	0.1	-	-

	310.6	300.6	9.3	9.1	398.4	390.7	15.8	16.0

Non-Core

Residual risk	23.0	14.3	1.1	0.9	30.0	21.1	2.4	2.5
Credit hedging - banking book (1)	7.2	0.8	0.1	-	13.4	3.7	0.1	-
Credit hedging - trading book
- rates	1.3	0.8	0.1	-	1.3	0.9	-	-
- credit and mortgage markets	32.9	23.7	1.6	1.2	38.3	24.4	2.0	1.5
- other	0.2	0.1	-	-	0.2	-	-	-

	64.6	39.7	2.9	2.1	83.2	50.1	4.5	4.0

By counterparty

Central government (APS)	113.1	-	-	-	131.8	-	(0.2)	-
Monoline insurers	5.9	-	0.4	-	8.6	-	0.6	-
CDPCs	22.4	-	0.7	-	24.5	-	0.9	-
Banks	164.9	160.3	6.1	6.2	204.1	202.1	8.5	10.2
Other financial institutions	181.0	180.0	5.0	5.0	234.8	231.6	10.5	9.5
Corporates	1.0	-	-	-	9.6	7.1	(0.2)	0.3

	488.3	340.3	12.2	11.2	613.4	440.8	20.1	20.0

Note:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk

Problem debt management
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Refer to pages 136 to 141 of the Group's 2011 Annual Report and Accounts for policies, methodologies and approaches to problem debt management.

					Credit metrics
	Gross loans to		REIL	Impairment provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
	banks	customers
30 June 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	854	105,559	4,115	2,376	3.9	58	295	299
UK Corporate	884	98,108	3,938	1,845	4.0	47	357	218
Wealth	1,747	16,985	229	99	1.3	43	22	3
International Banking	5,219	50,138	682	694	1.4	102	62	210
Ulster Bank	2,286	33,008	6,234	3,307	18.9	53	717	28
US Retail & Commercial	232	52,239	1,022	340	2.0	33	43	192

Retail & Commercial	11,222	356,037	16,220	8,661	4.6	53	1,496	950
Markets	23,614	30,398	345	283	1.1	82	19	41
Direct Line Group and other	4,316	1,055	-	-	-	-	-	-

Core	39,152	387,490	16,565	8,944	4.3	54	1,515	991
Non-Core	403	67,653	23,088	11,353	34.1	49	1,215	934

Group	39,555	455,143	39,653	20,297	8.7	51	2,730	1,925

Total including disposal groups	39,643	475,624	41,106	21,078	8.6	51	2,730	1,925

31 December 2011							Full year Impairment charge	Full year Amounts written-off

UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	806	98,563	3,988	1,623	4.0	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,728	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Key points
·
 Total REIL decreased from £42.4 billion to £41.1 billion in the first half of 2012. REIL excluding disposal groups were lower than year-end at £39.7 billion; Group provisions coverage increased from 49% to 51%. Ulster Bank Group coverage increased from 53% to 56%, with both Core and Non-Core higher at 53% and 57% respectively reflecting continuing difficult credit conditions.

·	Within Core a £0.7 billion increase in Ulster Bank REIL was offset by reductions in International Banking.

·
REIL excluding disposal groups as a proportion of loans increased marginally from 8.6% to 8.7%, with Non-Core increasing from 30.3% to 34.1%, primarily driven by the Ulster Bank Non-Core commercial real estate portfolio.

·	Core annualised impairments fell to 0.7% of customer loans from 0.8% at 31 December 2011 aided by favourable trends in the UK Retail and US Retail & Commercial.

·	Credit metrics remained broadly stable across most sectors and overall ratios were 8.7% and 51% respectively compared with 8.6% and 49%, excluding disposal groups.

·	Commercial real estate lending included within Property and construction was as follows:
		Total		Non-Core
		30 June 2012	31 December 2011	30 June 2012	31 December 2011

	Lending	£69.3bn	£74.8bn	£30.4bn	£34.3bn
	REIL	£21.7bn	£22.9bn	£18.1bn	£18.8bn
	Provisions	£9.4bn	£9.5bn	£8.0bn	£8.2bn
	REIL as a % of gross loans to customers	31.3%	30.6%	59.5%	54.8%
	Provisions as a % of REIL	43%	42%	44%	44%
Ulster Bank is a significant contributor to the Non-Core commercial real estate lending. Refer to the Key credit portfolios section on Ulster Bank Group (Core and Non-Core).

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and the related debt management by sector and geography (by location of office) for the Group, Core and Non-Core. Loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Group
	Government (1)	10,662	-	-	-	-	-	-	-
	Other finance	46,117	876	532	1.9	61	1.2	74	195
Personal	- mortgages	144,351	5,475	1,548	3.8	28	1.1	492	238
	- unsecured	31,639	2,667	2,212	8.4	83	7.0	324	369
	Property and construction	79,705	22,133	9,667	27.8	44	12.1	1,104	696
	Manufacturing	25,767	842	492	3.3	58	1.9	57	92
	Finance leases (2)	14,096	725	471	5.1	65	3.3	35	77
	Retail, wholesale and repairs	21,949	1,067	578	4.9	54	2.6	126	55
	Transport and storage	19,449	727	326	3.7	45	1.7	191	8
	Health, education and leisure	13,905	1,048	469	7.5	45	3.4	102	52
	Hotels and restaurants	7,917	1,494	702	18.9	47	8.9	116	34
	Utilities	8,058	72	29	0.9	40	0.4	1	-
	Other	31,528	2,389	1,303	7.6	55	4.1	197	84
	Latent	-	-	1,849	-	-	-	(113)	-

		455,143	39,515	20,178	8.7	51	4.4	2,706	1,900

	of which:
	UK
	- residential mortgages	102,506	2,118	379	2.1	18	0.4	58	27
	- personal lending	18,941	2,324	1,975	12.3	85	10.4	274	298
	- property and construction	57,939	10,899	3,939	18.8	36	6.8	564	312
	- other	121,738	3,569	2,520	2.9	71	2.1	241	231
	Europe
	- residential mortgages	17,990	2,564	947	14.3	37	5.3	284	10
	- personal lending	2,221	221	190	10.0	86	8.6	27	12
	- property and construction	16,369	10,595	5,509	64.7	52	33.7	519	299
	- other	31,421	4,770	3,123	15.2	65	9.9	546	255
	US
	- residential mortgages	23,312	760	210	3.3	28	0.9	150	201
	- personal lending	8,919	121	46	1.4	38	0.5	23	59
	- property and construction	4,681	356	84	7.6	24	1.8	8	48
	- other	32,760	465	789	1.4	170	2.4	(18)	96
	RoW
	- residential mortgages	543	33	12	6.1	36	2.2	-	-
	- personal lending	1,558	1	1	0.1	100	0.1	-	-
	- property and construction	716	283	135	39.5	48	18.9	13	37
	- other	13,529	436	319	3.2	73	2.4	17	15

		455,143	39,515	20,178	8.7	51	4.4	2,706	1,900

	Banks	39,555	138	119	0.3	86	0.3	24	25

For the notes to this table refer to page 172.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Group
	Government (1)	9,742	-	-	-	-	-	-	-
	Other finance	49,681	1,049	719	2.1	69	1.4	89	87
Personal	- mortgages	143,611	5,084	1,362	3.5	27	0.9	1,076	516
	- unsecured	32,623	2,737	2,172	8.4	79	6.7	782	1,286
	Property and construction	86,221	23,417	9,565	27.2	41	11.1	3,809	1,415
	Manufacturing	28,132	881	504	3.1	57	1.8	227	215
	Finance leases (2)	14,499	794	508	5.5	64	3.5	112	170
	Retail, wholesale and repairs	23,653	1,007	516	4.3	51	2.2	180	172
	Transport and storage	21,931	589	146	2.7	25	0.7	78	43
	Health, education and leisure	14,692	1,077	458	7.3	43	3.1	304	98
	Hotels and restaurants	8,304	1,437	643	17.3	45	7.7	334	131
	Utilities	8,392	88	23	1.0	26	0.3	3	3
	Other	32,391	2,548	1,158	7.9	45	3.6	792	391
	Latent	-	-	1,986	-	-	-	(545)	-

		473,872	40,708	19,760	8.6	49	4.2	7,241	4,527

	of which:
	UK
	- residential mortgages	100,726	2,076	397	2.1	19	0.4	180	25
	- personal lending	20,207	2,384	1,925	11.8	81	9.5	645	1,007
	- property and construction	62,924	11,947	4,207	19.0	35	6.7	1,598	721
	- other	125,265	4,256	2,678	3.4	63	2.1	514	655
	Europe
	- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
	- personal lending	2,464	209	180	8.5	86	7.3	25	126
	- property and construction	18,138	10,676	5,132	58.9	48	28.3	2,234	504
	- other	34,497	4,261	2,873	12.4	67	8.3	1,267	293
	US
	- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
	- personal lending	8,441	143	66	1.7	46	0.8	112	153
	- property and construction	4,240	450	102	10.6	23	2.4	7	155
	- other	37,015	517	895	1.4	173	2.4	(175)	180
	RoW
	- residential mortgages	702	33	12	4.7	36	1.7	3	-
	- personal lending	1,511	1	1	0.1	100	0.1	-	-
	- property and construction	919	344	124	37.4	36	13.5	(30)	35
	- other	14,640	436	215	3.0	49	1.5	(32)	182

		473,872	40,708	19,760	8.6	49	4.2	7,241	4,527

	Banks	43,993	137	123	0.3	90	0.3	-	-

For notes to this table refer to page 172.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Core
	Government (1)	9,278	-	-	-	-	-	-	-
	Other finance	43,123	424	327	1.0	77	0.8	15	194
Personal	- mortgages	140,814	5,175	1,402	3.7	27	1.0	412	129
	- unsecured	30,416	2,564	2,127	8.4	83	7.0	296	330
	Property and construction	43,315	3,870	1,481	8.9	38	3.4	409	139
	Manufacturing	21,928	445	240	2.0	54	1.1	42	11
	Finance leases (2)	8,834	158	102	1.8	65	1.2	14	26
	Retail, wholesale and repairs	20,080	656	363	3.3	55	1.8	81	39
	Transport and storage	15,384	276	67	1.8	24	0.4	19	7
	Health, education and leisure	12,936	633	261	4.9	41	2.0	88	38
	Hotels and restaurants	6,900	957	424	13.9	44	6.1	74	16
	Utilities	6,382	8	6	0.1	75	0.1	1	-
	Other	28,100	1,262	782	4.5	62	2.8	118	37
	Latent	-	-	1,244	-	-	-	(78)	-

		387,490	16,428	8,826	4.2	54	2.3	1,491	966

	of which:
	UK
	- residential mortgages	102,449	2,118	379	2.1	18	0.4	58	27
	- personal lending	18,857	2,298	1,954	12.2	85	10.4	270	285
	- property and construction	33,716	2,354	891	7.0	38	2.6	260	105
	- other	106,562	2,101	1,405	2.0	67	1.3	158	136
	Europe
	- residential mortgages	17,489	2,487	896	14.2	36	5.1	280	9
	- personal lending	1,794	149	131	8.3	88	7.3	20	8
	- property and construction	5,406	1,276	517	23.6	41	9.6	134	13
	- other	23,267	2,343	1,818	10.1	78	7.8	259	166
	US
	- residential mortgages	20,528	537	115	2.6	21	0.6	74	93
	- personal lending	8,208	116	41	1.4	35	0.5	6	37
	- property and construction	3,847	162	27	4.2	17	0.7	15	21
	- other	31,390	254	464	0.8	183	1.5	(51)	63
	RoW
	- residential mortgages	348	33	12	9.5	36	3.4	-	-
	- personal lending	1,557	1	1	0.1	100	0.1	-	-
	- property and construction	346	78	46	22.5	59	13.3	-	-
	- other	11,726	121	129	1.0	107	1.1	8	3

		387,490	16,428	8,826	4.2	54	2.3	1,491	966

	Banks	39,152	137	118	0.3	86	0.3	24	25

For the notes to this table refer to page 172.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Core
	Government (1)	8,359	-	-	-	-	-	-	-
	Other finance	46,452	732	572	1.6	78	1.2	207	44
Personal	- mortgages	138,509	4,704	1,182	3.4	25	0.9	776	198
	- unsecured	31,067	2,627	2,080	8.5	79	6.7	715	935
	Property and construction	45,485	4,346	1,229	9.6	28	2.7	648	310
	Manufacturing	23,201	458	221	2.0	48	1.0	106	125
	Finance leases (2)	8,440	172	110	2.0	64	1.3	31	68
	Retail, wholesale and repairs	21,314	619	312	2.9	50	1.5	208	119
	Transport and storage	16,454	325	52	2.0	16	0.3	47	29
	Health, education and leisure	13,273	576	213	4.3	37	1.6	170	55
	Hotels and restaurants	7,143	952	354	13.3	37	5.0	209	60
	Utilities	6,543	22	1	0.3	5	-	-	-
	Other	28,374	1,193	627	4.2	53	2.2	538	194
	Latent	-	-	1,339	-	-	-	(252)	-

		394,614	16,726	8,292	4.2	50	2.1	3,403	2,137

	of which:
	UK
	- residential mortgages	99,303	2,024	386	2.0	19	0.4	174	24
	- personal lending	20,080	2,347	1,895	11.7	81	9.4	657	828
	- property and construction	36,432	3,012	790	8.3	26	2.2	538	252
	- other	107,598	2,192	1,383	2.0	63	1.3	366	398
	Europe
	- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
	- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
	- property and construction	5,865	1,109	408	18.9	37	7.0	175	10
	- other	24,414	2,430	1,806	10.0	74	7.4	915	183
	US
	- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
	- personal lending	7,505	136	59	1.8	43	0.8	66	85
	- property and construction	2,825	209	25	7.4	12	0.9	16	48
	- other	34,971	345	583	1.0	169	1.7	26	96
	RoW
	- residential mortgages	502	33	12	6.6	36	2.4	3	-
	- personal lending	1,510	1	1	0.1	100	0.1	-	-
	- property and construction	363	16	6	4.4	38	1.7	(81)	-
	- other	12,570	82	29	0.7	35	0.2	(43)	17

		394,614	16,726	8,292	4.2	50	2.1	3,403	2,137

	Banks	43,374	136	122	0.3	90	0.3	-	-

For the notes to this table refer to page 172.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Non-Core
	Government (1)	1,384	-	-	-	-	-	-	-
	Other finance	2,994	452	205	15.1	45	6.8	59	1
Personal	- mortgages	3,537	300	146	8.5	49	4.1	80	109
	- unsecured	1,223	103	85	8.4	83	7.0	28	39
	Property and construction	36,390	18,263	8,186	50.2	45	22.5	695	557
	Manufacturing	3,839	397	252	10.3	63	6.6	15	81
	Finance leases (2)	5,262	567	369	10.8	65	7.0	21	51
	Retail, wholesale and repairs	1,869	411	215	22.0	52	11.5	45	16
	Transport and storage	4,065	451	259	11.1	57	6.4	172	1
	Health, education and leisure	969	415	208	42.8	50	21.5	14	14
	Hotels and restaurants	1,017	537	278	52.8	52	27.3	42	18
	Utilities	1,676	64	23	3.8	36	1.4	-	-
	Other	3,428	1,127	521	32.9	46	15.2	79	47
	Latent	-	-	605	-	-	-	(35)	-

		67,653	23,087	11,352	34.1	49	16.8	1,215	934

	of which:
	UK
	- residential mortgages	57	-	-	-	-	-	-	-
	- personal lending	84	26	21	31.0	81	25.0	4	13
	- property and construction	24,223	8,545	3,048	35.3	36	12.6	304	207
	- other	15,176	1,468	1,115	9.7	76	7.3	83	95
	Europe
	- residential mortgages	501	77	51	15.4	66	10.2	4	1
	- personal lending	427	72	59	16.9	82	13.8	7	4
	- property and construction	10,963	9,319	4,992	85.0	54	45.5	385	286
	- other	8,154	2,427	1,305	29.8	54	16.0	287	89
	US
	- residential mortgages	2,784	223	95	8.0	43	3.4	76	108
	- personal lending	711	5	5	0.7	100	0.7	17	22
	- property and construction	834	194	57	23.3	29	6.8	(7)	27
	- other	1,370	211	325	15.4	154	23.7	33	33
	RoW
	- residential mortgages	195	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property and construction	370	205	89	55.4	43	24.1	13	37
	- other	1,803	315	190	17.5	60	10.5	9	12

		67,653	23,087	11,352	34.1	49	16.8	1,215	934

	Banks	403	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 172.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Non-Core
	Government (1)	1,383	-	-	-	-	-	-	-
	Other finance	3,229	317	147	9.8	46	4.6	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
	Property and construction	40,736	19,071	8,336	46.8	44	20.5	3,161	1,105
	Manufacturing	4,931	423	283	8.6	67	5.7	121	90
	Finance leases (2)	6,059	622	398	10.3	64	6.6	81	102
	Retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
	Transport and storage	5,477	264	94	4.8	36	1.7	31	14
	Health, education and leisure	1,419	501	245	35.3	49	17.3	134	43
	Hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
	Utilities	1,849	66	22	3.6	33	1.2	3	3
	Other	4,017	1,355	531	33.7	39	13.2	254	197
	Latent	-	-	647	-	-	-	(293)	-

		79,258	23,982	11,468	30.3	48	14.5	3,838	2,390

	of which:
	UK
	- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
	- personal lending	127	37	30	29.1	81	23.6	(12)	179
	- property and construction	26,492	8,935	3,417	33.7	38	12.9	1,060	469
	- other	17,667	2,064	1,295	11.7	63	7.3	148	257
	Europe
	- residential mortgages	553	84	49	15.2	58	8.9	30	-
	- personal lending	492	66	55	13.4	83	11.2	33	104
	- property and construction	12,273	9,567	4,724	78.0	49	38.5	2,059	494
	- other	10,083	1,831	1,067	18.2	58	10.6	352	110
	US
	- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
	- personal lending	936	7	7	0.7	100	0.7	46	68
	- property and construction	1,415	241	77	17.0	32	5.4	(9)	107
	- other	2,044	172	312	8.4	181	15.3	(201)	84
	RoW
	- residential mortgages	200	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property and construction	556	328	118	59.0	36	21.2	51	35
	- other	2,070	354	186	17.1	53	9.0	11	165

		79,258	23,982	11,468	30.3	48	14.5	3,838	2,390

	Banks	619	1	1	0.2	100	0.2	-	-

Notes:
(1)	Government includes central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Risk elements in lending (REIL)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked. The table below details the movement in REIL for the first half of 2012.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(150)	(541)	(691)	51	(7)	44	(99)	(548)	(647)
Additions	3,127	2,529	5,656	1,167	224	1,391	4,294	2,753	7,047
Transfers	33	124	157	(126)	(130)	(256)	(93)	(6)	(99)
Disposals and restructurings	(647)	(346)	(993)	(109)	(6)	(115)	(756)	(352)	(1,108)
Repayments	(1,536)	(1,513)	(3,049)	(1,116)	(295)	(1,411)	(2,652)	(1,808)	(4,460)
Amounts written-off	(991)	(934)	(1,925)	-	-	-	(991)	(934)	(1,925)

At 30 June 2012	15,142	22,760	37,902	1,423	328	1,751	16,565	23,088	39,653

Note:
(1)
Accruing loans past due 90 days or more where an impairment event has taken place but no impairment provision has been recognised. This category is used for fully collateralised non-revolving credit facilities.

The table below analyses the Group's REIL between UK and overseas, based on the location of the lending office.

	30 June 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	7,672	9,788	17,460	8,467	10,580	19,047
- overseas	7,470	12,972	20,442	6,839	12,861	19,700

	15,142	22,760	37,902	15,306	23,441	38,747

Accruing loans past due 90 days or more (2)
- UK	1,286	251	1,537	1,192	508	1,700
- overseas	137	77	214	364	34	398

	1,423	328	1,751	1,556	542	2,098

Total REIL	16,565	23,088	39,653	16,862	23,983	40,845

REIL including disposal groups			41,106			42,394

REIL as a % of gross loans and advances (3)	4.4%	34.0%	8.6%	4.4%	30.1%	8.6%
Provisions as a % of REIL	54%	49%	51%	50%	48%	49%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups but excludes reverse repos.

Key point
·	Group REIL including disposal groups decreased by £1.3 billion in H1 2012 despite the difficult economic climate, due to several material write-offs and recoveries within Non-Core portfolios.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment provisions
The table below analyses impairment provisions in respect of loans and advances to banks and customers.

	30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	2,797	10,071	12,868	2,674	9,960	12,634
Collectively assessed	4,785	676	5,461	4,279	861	5,140
Latent loss	1,244	605	1,849	1,339	647	1,986

Loans and advances to customers	8,826	11,352	20,178	8,292	11,468	19,760
Loans and advances to banks	118	1	119	122	1	123

Total provisions	8,944	11,353	20,297	8,414	11,469	19,883

Provisions as a % of REIL	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.4%	16.7%	4.4%	2.2%	14.4%	4.2%

Note:
(1)	Includes disposal groups but excludes reverse repos.

Key point
·
Impairment provisions increased by £0.4 billion, primarily in collectively assessed portfolios, mainly driven by deteriorating credit metrics within the Ulster Bank mortgage portfolio where elevated levels of impairment continue to outpace write-offs.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment charge
The table below analyses the impairment charge for loans and securities.

	Half year ended
	30 June 2012			30 June 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	596	1,094	1,690	745	2,374	3,119
Collectively assessed	973	156	1,129	1,049	262	1,311
Latent loss	(78)	(35)	(113)	(132)	(163)	(295)

Loans to customers	1,491	1,215	2,706	1,662	2,473	4,135
Loans to banks	24	-	24	-	-	-
Securities
- sovereign debt (1)	-	-	-	842	-	842
- other	38	(119)	(81)	63	13	76

Charge to income statement	1,553	1,096	2,649	2,567	2,486	5,053

Charge as a % of gross loans (2)	0.7%	3.6%	1.1%	0.8%	5.2%	1.6%

Notes:
(1)	Includes related interest rate hedge instruments.
(2)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse purchase agreements.

Key points
·
The impairment charge of £2.6 billion in H1 2012 was £2.4 billion or 48% lower than H1 2011. This reflected lower loan impairments, primarily in Non-Core, and to a lesser extent, in Retail & Commercial, as well as lower securities impairments.

·
The total loan impairment charge was 34% lower year-on-year. Retail & Commercial loan impairment losses decreased due to an overall improvement in asset quality and risk appetite tightening in UK Retail and an improved credit environment in US Retail & Commercial.

·
The Group recognised an impairment charge of £0.8 billion in H1 2011 in relation to its Greek bond portfolio in Group Treasury. In H1 2012 there were write-backs relating to asset-backed securities in Non-Core.

·
Ulster Bank Core and Non-Core impairments were £1.2 billion compared with £2.5 billion in H1 2011, with Non-Core decreasing by £1.4 billion primarily in relation to individually assessed commercial real estate portfolio assets.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Wholesale loan restructuring
As part of the Group's problem debt management process, a number of restructuring options are available when corrective action is deemed necessary. The vast majority of wholesale loan restructurings take place within the Global Restructuring Group (GRG). However, within its early problem management framework, the Group may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. Refer to pages 137 and 138 of the Group's 2011 Annual Report and Accounts for more details on wholesale loan restructuring.

The total amount of wholesale loan restructurings that achieved legal completion in the first half of 2012 and that individually exceed respective thresholds set at divisional level (which range from nil to £10 million) was £4.3 billion. In addition, a further £12.5 billion was in the process of being completed at 30 June 2012. Restructured loans, related internal asset quality bands, sector breakdown and types of restructuring are set out below.

Sector	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) provision coverage %

Half year ended 30 June 2012
Property	1,343	1,108	25
Transport	666	48	62
Telecoms, media and technology	291	16	15
Retail and leisure	473	14	52
Other	165	131	12

	2,938	1,317	25

Year ended 31 December 2011

Property	1,980	2,600	18
Transport	686	694	11
Telecoms, media and technology	167	12	25
Retail and leisure	503	148	24
Other	1,139	659	52

	4,475	4,113	22

Notes:
(1)	Probability of default is less than 100%.
(2)	Probability of default is 100%.

The table below analyses the incidence of the main types of restructuring by loan value.

Arrangement type	30 June 2012%	31 December 2011%

Variation in margin	9	12
Payment holidays and loan rescheduling	89	87
Forgiveness of all or part of the outstanding debt	11	31
Other	11	8

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Wholesale loan restructuring (continued)

Key points
·
The value of wholesale loans restructured during the first half of 2012 was, on a pro-rata basis, in line with that restructured during 2011. Around 80% of restructuring activity (by loan value) was undertaken by the GRG, whilst the remaining 20% was undertaken within the divisions.

·
As anticipated, restructuring was more prevalent in the Group's most material corporate sectors and in those sectors experiencing difficult market conditions, notably property, transport, retail and leisure. The flow of restructured property loans remained in line with 2011 on a pro-rata basis, although the proportion of restructurings taking place in the non-defaulted portfolio increased. Most of the property loans restructured during the first half were in Non-Core.

·
Provision coverage of restructured defaulted assets remained in line with that applied during 2011. Coverage of restructured property loans reflects that applied in the wider portfolio, with a higher coverage level observed for Ulster property cases than for non-Ulster cases.

·
Forgiveness of all or part of the outstanding debt is granted as a last resort and comprises only a small number of cases. It is therefore subject to large fluctuations from period to period. Payment holidays and loan reschedulings tend to be granted on a more linear basis and remained stable over the period.

Retail forbearance
Retail mortgage accounts in forbearance arrangements at 30 June 2012 totalled £7.1 billion. The mortgage arrears information for retail accounts in forbearance, related provision and type of arrangements are shown in the tables below. Refer to pages 139 to 141 of the Group's 2011 Annual Report and Accounts for details on methodologies.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total		Forborne balances as a % of total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2012
UK Retail (1,2)	3,847	19	360	15	413	61	4,620	95	4.7
Ulster Bank (1,2)	927	104	608	69	396	145	1,931	318	10.1
RBS Citizens (3)	-	-	223	24	127	13	350	37	1.5
Wealth	61	-	-	-	91	6	152	6	1.7

	4,835	123	1,191	108	1,027	225	7,053	456	4.7

31 December 2011

UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens (3)	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements whether relating to the customer's lifestyle changes or financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Forbearance stock reported at 30 June 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Retail forbearance (continued)

Key points

UK Retail
·
At 30 June 2012, £4.6 billion of mortgage loans representing 4.7% of the total mortgage assets were subject to some form of forbearance; this represents a 4% increase in forbearance stock since 31 December 2011. Of these, approximately 83% were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity).

·
The most frequently occurring forbearance types were term extensions (41% of assets subject to forbearance at 30 June 2012), interest only conversions (26%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy; UK Retail no longer permits this type of forbearance treatment for customers in financial difficulty.

·	The provision cover on performing assets subject to forbearance is more than five times that on assets not subject to forbearance.

·	For unsecured portfolios in UK Retail, 1% of the population was subject to forbearance at 30 June 2012.

Ulster Bank
·
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 30 June 2012, 10% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements are in the performing book (79%) and not 90 days past due.

·	The provision cover on performing assets subject to forbearance is approximately ten times higher than that on performing assets not subject to forbearance.

·
The majority of the forbearance treatments offered by Ulster Bank are temporary concessions, accounting for 87% of assets subject to forbearance at 30 June 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer's ability to pay.

·
Of these temporary forbearance types, the largest category at 30 June 2012 was interest only conversions, which accounted for 44% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions (positive and negative amortisation agreements, accounting for 20% and 15% of the total, respectively) and payment holidays (accounting for 8%).

·	For unsecured portfolios in Ulster Bank, 1.68% (by value) of the population was subject to forbearance at 30 June 2012.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Retail forbearance (continued)

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total (1)
Forbearance arrangements	£m	£m	£m	£m	£m

30 June 2012
Interest only conversions (temporary and permanent)	1,261	846	-	8	2,115
Term extensions - capital repayment and interest only	2,007	147	-	85	2,239
Payment concessions/holidays	172	832	350	22	1,376
Capitalisation of arrears	917	106	-	-	1,023
Other	488	-	-	37	525

	4,845	1,931	350	152	7,278

31 December 2011

Interest only conversions (temporary and permanent)	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions/holidays	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

	4,653	1,830	180	123	6,786

Note:
(1)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate
The commercial real estate lending portfolio totalled £69.3 billion at 30 June 2012, a £5.6 billion or 7% decrease from £74.8 billion at 31 December 2011. The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	30 June 2012			31 December 2011
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	23,917	4,450	28,367	25,101	5,023	30,124
Ulster Bank	3,715	762	4,477	3,882	881	4,763
US Retail & Commercial	4,129	68	4,197	4,235	70	4,305
International Banking	1,014	295	1,309	872	299	1,171
Markets	441	80	521	141	61	202

	33,216	5,655	38,871	34,231	6,334	40,565

Non-Core
UK Corporate	3,190	1,274	4,464	3,957	2,020	5,977
Ulster Bank	3,698	7,683	11,381	3,860	8,490	12,350
US Retail & Commercial	652	16	668	901	28	929
International Banking	13,633	238	13,871	14,689	336	15,025

	21,173	9,211	30,384	23,407	10,874	34,281

Core and Non-Core	54,389	14,866	69,255	57,638	17,208	74,846

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2012
UK (excluding NI) (2)	27,566	5,957	959	5,329	39,811
Ireland (ROI and NI) (2)	4,964	1,077	2,315	5,719	14,075
Western Europe	7,569	402	19	56	8,046
US	5,207	986	55	29	6,277
RoW	648	13	129	256	1,046

	45,954	8,435	3,477	11,389	69,255

31 December 2011

UK (excluding NI) (2)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI and NI) (2)	5,146	1,132	2,591	6,317	15,186
Western Europe	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

For the notes to these tables refer to the following page.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2012
UK (excluding NI) (2)	24,664	8,859	4,531	1,757	39,811
Ireland (ROI and NI) (2)	3,031	3,010	688	7,346	14,075
Western Europe	546	7,425	45	30	8,046
US	4,724	1,469	68	16	6,277
RoW	251	410	323	62	1,046

	33,216	21,173	5,655	9,211	69,255

31 December 2011

UK (excluding NI) (2)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI) (2)	3,157	3,121	793	8,115	15,186
Western Europe	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2012
Residential	11,286	6,796	458	1,015	269	19,824
Office	6,747	1,279	1,997	248	283	10,554
Retail	8,197	1,567	1,761	150	202	11,877
Industrial	3,927	478	374	36	101	4,916
Mixed/other	9,654	3,955	3,456	4,828	191	22,084

	39,811	14,075	8,046	6,277	1,046	69,255

31 December 2011

Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998

	42,721	15,186	8,758	6,936	1,245	74,846

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 30 June 2012 (31 December 2011 - £1.3 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)

Key points
·
In line with the Group's strategy, the overall exposure to commercial real estate fell during the first half of 2012, mainly in the UK, Western Europe and Ireland. The overall mix in terms of geography, sub-sector and investment versus development remained broadly unchanged.

·
Most of the decrease was in Non-Core due to repayments and asset sales. The Non-Core portfolio totalled £30.4 billion (44% of the portfolio) at 30 June 2012 (31 December 2011 - £34.3 billion or 46% of the portfolio).

·
The growth in Markets was caused by an increase in the inventory of US commercial real estate loans earmarked for distribution in the commercial mortgage-backed securities warehouse. This activity is tightly controlled, including maximum portfolio size and holding period, and marked-to-market on a daily basis.

·
With the exception of exposure in Spain and Ireland, the Group had minimal commercial real estate exposure in eurozone periphery countries. Exposure in Spain was predominantly in the Non-Core portfolio and totalled £2.1 billion, of which 46% was performing. The remainder of the Spanish portfolio has already been subject to material provisions, which are regularly assessed by reference to re-appraised asset values. Asset values vary significantly by type and geographic location.

·
Short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion is classified as speculative. Speculative lending at origination represented less than 1% of the portfolio at 30 June 2012.

·	The commercial real estate sector is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
	£m	£m	£m	£m	£m	£m

30 June 2012
Core
< 1 year (1)	9,598	2,465	978	199	76	13,316
1-2 years	3,911	795	575	116	7	5,404
2-3 years	3,926	165	837	551	152	5,631
> 3 years	10,347	1,052	1,807	443	286	13,935
Not classified (2)	585	-	-	-	-	585

Total	28,367	4,477	4,197	1,309	521	38,871

Non-Core
< 1 year (1)	2,308	9,796	217	5,208	-	17,529
1-2 years	377	1,165	133	3,828	-	5,503
2-3 years	207	115	80	2,113	-	2,515
> 3 years	1,315	305	238	2,722	-	4,580
Not classified (2)	257	-	-	-	-	257

Total	4,464	11,381	668	13,871	-	30,384

31 December 2011

Core
< 1 year (1)	8,268	3,030	1,056	142	-	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	-	-	-	-	2,211

Total	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	-	21,699
1-2 years	508	692	163	3,064	-	4,427
2-3 years	312	177	152	1,738	-	2,379
> 3 years	1,636	392	321	3,126	-	5,475
Not classified (2)	297	-	-	4	-	301

Total	5,977	12,350	929	15,025	-	34,281

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key point
·
The majority of Ulster Bank Group's commercial real estate portfolio was categorised as < 1 year, owing to the high level of non-performing assets in the portfolio. Ulster Bank places most restructured facilities on demand rather than extend the maturity date.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

30 June 2012
Core	924	6,585	17,716	6,828	2,399	4,419	38,871
Non-Core	168	1,248	4,514	3,377	1,806	19,271	30,384

	1,092	7,833	22,230	10,205	4,205	23,690	69,255

31 December 2011

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

	1,774	8,001	25,005	10,147	5,496	24,423	74,846

Key points
·
The AQ distribution remained relatively unchanged in both Core and Non-Core during the first half of 2012. The high proportion of the portfolio in the AQ10 band was driven by exposures in Non-Core (Ulster Bank Group and International Banking) and Core (Ulster Bank).

·
Of the total portfolio of £69.3 billion at 30 June 2012, £31.4 billion (31 December 2011 - £34.7 billion) was managed within the Group's standard credit processes and £5.2 billion (31 December 2011 - £5.9 billion) was receiving varying degrees of heightened credit management under the Group's Watchlist process. A further £32.7 billion (31 December 2011 - £34.3 billion) was managed within the GRG and included watchlisted and non-performing exposures. The decrease in the portfolio managed by the GRG was driven by Non-Core reductions.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)
The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
Loan-to-value	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

30 June 2012
<= 50%	89	37	7,103	321	7,192	358
> 50% and <= 70%	535	122	13,490	1,077	14,025	1,199
> 70% and <= 90%	624	208	8,780	1,179	9,404	1,387
> 90% and <= 100%	509	176	2,320	1,695	2,829	1,871
> 100% and <= 110%	704	523	1,106	1,946	1,810	2,469
> 110% and <= 130%	767	928	670	1,081	1,437	2,009
> 130%	846	9,601	482	3,271	1,328	12,872

Total with LTVs	4,074	11,595	33,951	10,570	38,025	22,165
Other (1)	1	188	7,539	1,337	7,540	1,525

Total	4,075	11,783	41,490	11,907	45,565	23,690

Total portfolio average LTV (2)	138%	262%	67%	189%	75%	227%

31 December 2011

<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998

Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882

Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:
(1)
Other performing loans of £7.5 billion (31 December 2011 - £9.0 billion) include unsecured lending to commercial real estate clients, such as major UK housebuilders. The credit quality of these exposures was consistent with that of the performing portfolio overall. Other non-performing loans of £1.5 billion (31 December 2011 - £1.9 billion) are subject to the Group's standard provisioning policies.

(2)	Weighted average by exposure.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Commercial real estate (continued)

Key points
·
86% of the commercial real estate portfolio categorised as LTV > 100% was within Ulster Bank Group (Core and Non-Core) and International Banking (Non-Core). A majority of the portfolios are managed within the GRG and are subject to reviews at least quarterly and significant levels of provisions have been taken against these portfolios. Provisions as a percentage of REIL for the Ulster Bank Group commercial real estate portfolio was 56% at 30 June 2012 (31 December 2011 - 53%). The reported LTV levels are based on loan value (before provisions). The growth in the average LTV in the AQ10 category for the rest of the Group was mainly attributable to a corporate client which has been substantially provided for.

·
The average interest coverage ratios for UK Corporate (Core and Non-Core) and International Banking (Non-Core) were 2.69x and 1.29x, respectively, at 30 June 2012 (31 December 2011 - 2.71x and 1.25x, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio was 1.28x at 30 June 2012 (31 December 2011 - 1.24x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Residential mortgages
The majority of the Group's residential mortgage portfolio exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.

	30 June 2012	31 December 2011
	£m	£m

UK Retail	98,044	96,388
Ulster Bank	19,172	20,020
RBS Citizens (1)	22,994	24,153

	140,210	140,561

Note:
(1)	Restated.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Residential mortgages (continued)
The table below details the distribution of residential mortgages by indexed LTV. LTV averages are calculated by transaction value.

	UK Retail		Ulster Bank		RBS Citizens (3)
Loan-to-value (LTV)	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

30 June 2012
<= 50%	21,571	297	2,210	218	4,212	37
> 50% and <= 70%	25,924	406	1,628	151	4,424	53
> 70% and <= 90%	34,087	721	1,968	222	6,656	93
> 90% and <= 100%	7,574	354	1,169	119	2,345	53
> 100% and <= 110%	3,869	292	1,291	130	1,593	51
> 110% and <= 130%	2,105	244	2,396	308	1,679	52
> 130%	105	29	5,939	1,423	1,249	50

Total with LTVs	95,235	2,343	16,601	2,571	22,158	389
Other (1)	455	11	-	-	378	69

Total	95,690	2,354	16,601	2,571	22,536	458

Total portfolio average LTV (2)	67%	81%	110%	135%	78%	94%

31 December 2011

<= 50%	21,537	285	2,568	222	4,745	49
> 50% and <= 70%	25,598	390	1,877	157	4,713	78
> 70% and <= 90%	33,738	671	2,280	223	6,893	125
> 90% and <= 100%	7,365	343	1,377	128	2,352	66
> 100% and <= 110%	3,817	276	1,462	130	1,517	53
> 110% and <= 130%	1,514	199	2,752	322	1,536	53
> 130%	60	15	5,405	1,117	1,214	55

Total with LTVs	93,629	2,179	17,721	2,299	22,970	479
Other (1)	567	13	-	-	681	23

Total	94,196	2,192	17,721	2,299	23,651	502

Total portfolio average LTV (2)	67%	80%	104%	125%	76%	91%

Notes:

(1)	Where no indexed LTV is held.
(2)	Calculated by value of debt outstanding.
(3)	Includes residential mortgages and home equity loans and lines (refer to page 189 for breakdown of balances).

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Residential mortgages (continued)

Key points

UK Retail
·	The UK Retail mortgage portfolio totalled approximately £98 billion at 30 June 2012, an increase of 1.7% from 31 December 2011.

·
The assets were prime mortgages and included £7.4 billion (7.6%) of exposure to residential buy-to-let. There was a small legacy portfolio of self-certified mortgages (0.3% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004.

·
Gross new mortgage lending remained strong at £7.1 billion. Newly originated mortgages had an average LTV by transaction value of 65.4% during the first half of 2012 compared with 63.0% during 2011. The maximum LTV available to new customers was 90% except for those buying properties under the rules of the government-sponsored NewBuy Indemnity scheme. The scheme, which was introduced in March 2012, permits customers to borrow up to 95% of the value of new properties.

·	Based on the Halifax Price Index at March 2012, the portfolio average indexed LTV by weighted value increased marginally from 67.2% at 31 December 2011 to 67.7% at 30 June 2012.

·
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) improved marginally from 1.6% to 1.5%. The number of properties repossessed in H1 2012 was broadly in line with the number repossessed in H2 2011, averaging 150 per month. Arrears rates remain sensitive to economic developments and are currently favoured by the low interest rate environment.

·	The mortgage impairment charge was £58 million for H1 2012, which compares favourably with £116 million for H1 2011 and £66 million for H2 2011.

Ulster Bank
·
Ulster Bank's residential mortgage portfolio totalled £19.2 billion at 30 June 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 1.1% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

·	Average LTVs increased from 31 December 2011 to 30 June 2012, on a value basis, as a result of decreases in the house price index, notably in the first quarter of the year.

·	Refer to the Ulster Bank Group (Core and Non-Core) section for commentary on mortgage REIL and repossessions.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*: Residential mortgages (continued)

Key points (continued)

RBS Citizens

·
At 30 June 2012, RBS Citizens' residential real estate portfolio totalled £23.0 billion (31 December 2011 - £24.2 billion). The real estate portfolio included £6.5 billion of residential mortgages; for 99% of these, the Group held a first-lien mortgage (Core - £6.0 billion; Non-Core - £0.5 billion). The remainder comprised £16.5 billion of home equity loans and lines (Core - £14.2 billion; Non-Core - £2.3 billion).

·
RBS Citizens continues to focus on the 'footprint states' of New England, the Mid Atlantic and the Mid West, targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions. At 30 June 2012, £19.2 billion of loans (83% of the total portfolio) were to customers within these footprint states.

·
At 30 June 2012, around 12% of the residential real estate portfolio was in Non-Core. Of this, the largest proportion (75%) was the 'serviced by others' (SBO) home equity portfolio. The SBO portfolio consists of purchased pools of home equity loans and lines of credit. The annualised charge-off rate for these loans was 7.1% during the first half of 2012 (down from 8.7% during 2011), due to lending in out-of-footprint geographies, a high proportion (95%) of second-lien mortgages and high LTVs (average LTV of 116% at 30 June 2012). The SBO book has been closed to new purchases since 2007 and is in run-off, with exposure down from £2.3 billion at 31 December 2011 to £2.1 billion at 30 June 2012. The arrears rate of the SBO portfolio decreased from 2.3% at 31 December 2011 to 2.0% at 30 June 2012, as the Group charged off the worst loans and implemented more effective account servicing and collections practices following a change of servicer in 2009.

·
The weighted average LTV of the real estate portfolio increased slightly from 77% at 31 December 2011 to 78% at 30 June 2012, driven by slight declines in the Case-Shiller home price index. Excluding SBO, the weighted average LTV was 74.5%.

·	Impairments on the residential real estate portfolio continued to decline and were £115 million for H1 2012 compared with £165 million for H1 2011 and £158 million for H2 2011.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios* (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 June 2012, Ulster Bank Group accounted for 10% of the Group's total gross customer loans and 9% of the Group's Core gross customer loans. The impairment charge for H1 2012 was £1,166 million, mainly driven by the residential mortgage and commercial real estate portfolios as high unemployment, austerity measures and economic uncertainty have reduced incomes and, together with limited liquidity, depressed the property market. For 2011, the H1 impairment charge was £2,540 million and the full year charge was £3,717 million.

Core
The impairment charge for H1 2012 was £717 million, with the mortgage sector accounting for £356 million (50%). For H1 2011, the charge was £730 million, with the mortgage sector accounting for £311 million (43%). For the whole of 2011, the charge was £1,384 million, with the mortgage sector accounting for £570 million (41%).

Non-Core
The impairment charge for H1 2012 was £449 million. The commercial real estate sector accounted for £398 million (89%); of this, development land accounted for £262 million (58%).

For H1 2011, the corresponding charge was £1,810 million, with the commercial real sector accounting for £1,697 million (94%), of which development land accounted for £1,313 million (73% of the total Non-Core charge). For the whole of 2011, the charge was £2,333 million, with the commercial real estate sector accounting for £2,160 million (93%), of which development land accounted for £1,551 million (66% of the total Non-Core charge).

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*

Ulster Bank Group (Core and Non-Core) (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2012
Core
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	3,715	1,117	481	30.1	43	12.9	91	-
- development	762	335	164	44.0	49	21.5	24	-
Other corporate	7,908	2,010	1,226	25.4	61	15.5	217	2
Other lending	1,451	211	194	14.5	92	13.4	29	15

	33,008	6,234	3,307	18.9	53	10.0	717	28

Non-Core
Commercial real estate
- investment	3,698	2,929	1,430	79.2	49	38.7	136	3
- development	7,683	7,212	4,374	93.9	61	56.9	262	37
Other corporate	1,619	1,136	656	70.2	58	40.5	51	7

	13,000	11,277	6,460	86.7	57	49.7	449	47

Ulster Bank Group
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	7,413	4,046	1,911	54.6	47	25.8	227	3
- development	8,445	7,547	4,538	89.4	60	53.7	286	37
Other corporate	9,527	3,146	1,882	33.0	60	19.8	268	9
Other lending	1,451	211	194	14.5	92	13.4	29	15

	46,008	17,511	9,767	38.1	56	21.2	1,166	75

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*

Ulster Bank Group (Core and Non-Core) (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Key points
·	Core REIL increased by £711 million or 13% compared with 31 December 2011 to £6,234 million at 30 June 2012.
·
Mortgages accounted for £377 million (53%) of the increase in Core REIL, driven by a continued challenging economic environment. Mortgage REIL as a percentage of gross mortgages was 13.4% (by value) at 30 June 2012 compared with 10.9% at 31 December 2011. The number of properties repossessed in H1 2012 was broadly in line with the number of repossessed in H2 2011, averaging 15 per month.

·
Non-Core REIL decreased by £334 million or 3% compared with 31 December 2011 to £11,277 million at 30 June 2012, as a result of lower defaults and increased restructuring in the commercial real estate portfolio.

·	At 30 June 2012, 64% of REIL was in Non-Core, of which the commercial real estate development portfolio accounted for 64%.

* not within the scope of Deloitte LLP's review report

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios*

Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank (Core and Non-Core) totalled £15.9 billion at 30 June 2012, of which £11.4 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2011, with 27% in Northern Ireland, 62% in the Republic of Ireland and 11% in the UK (excluding Northern Ireland).

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2012
Ireland (ROI and NI)	4,939	1,077	2,315	5,719	14,050
UK (excluding NI)	1,287	96	91	304	1,778
RoW	14	-	5	11	30

	6,240	1,173	2,411	6,034	15,858

31 December 2011

Ireland (ROI and NI)	5,097	1,132	2,591	6,317	15,137
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113

Key points
·
Commercial real estate remains the primary sector contributing to the Ulster Bank Group defaulted loan book. The outlook for the property sector remains challenging, with limited liquidity in the marketplace to support sales or refinancing. Asset values are regularly re-assessed because of depressed market conditions.

·
Within its early problem management framework, Ulster Bank may agree various measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During H1 2012, commercial real estate loans amounting to £0.1 billion (each having exposures greater than £10 million) benefited from such measures.

·	During H1 2012, impaired commercial real estate loans amounting to £0.7 billion (for exposures greater than £10 million) were restructured and remain in the non-performing book.

* not within the scope of Deloitte LLP's review report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary